October 22, 2014

VIA EDGAR

Jerard Gibson

Senior Branch Attorney

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:        Premier, Inc.

Registration Statement on Form S-3 (File No. 333-199158)

Filed October 3, 2014

Dear Mr. Gibson:

On behalf of Premier, Inc. (“Premier” or the “Company”), we have the following response to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) verbally provided to Premier’s outside counsel on October 17, 2014 relating to the above referenced registration statement. For your convenience, we have included the comment of the Staff below in bold followed by Premier’s corresponding response.

Registration Statement on Form S-3

Selling Stockholders, page 14

1. An issuer naming entities as selling stockholders should identify the natural persons who have or share voting or investment power for each such entity. Please revise the selling stockholder table accordingly, or tell us how you determined it is not necessary to provide such information.

Response: Premier believes that the requested information would not be meaningful to investors and indeed could be confusing or even misleading. The named selling stockholders are hospitals and health systems or alliances of hospitals or health systems. They are predominantly corporate entities, the majority of which are nonprofit institutions. Typically, decision-making authority in these entities resides in the board of directors or an analogous governing body, which sometimes in turn delegates to a senior officer such as the chief executive officer or chief financial officer. Any such delegated voting or investment power as related to these entities’ equity stake in Premier is by definition derivative and transitory. Generally, the health system’s board of directors can withdraw its delegation of power to the executive at its discretion and the persons holding these executive positions frequently change over time. This is fundamentally different from the situation applicable to a fund stockholder or an entity controlled by one or two persons that own equity in Premier. Given this, we believe the requested disclosure of the names of the individuals that exercise voting rights or investment power at any given time regarding Premier stock would not be material or meaningful to investors and would indeed confuse or mislead investors regarding the nature of the

Jerard Gibson

U.S. Securities Exchange Commission

October 22, 2014

health system stockholder’s decision-making regarding its Premier equity. We envision the disclosure, if added, would take the form of up to approximately 180 footnotes that merely identify the individual hospital, hospital system or alliance employee potentially holding voting or investment power at any given quarterly update of the selling stockholder table and, again, we do not see the value in such disclosure to investors making an investment decision. We also believe that this information will make an already large table even more cumbersome for investors to navigate. An alternative responsive disclosure could list the health system stockholder’s Board members as the natural persons with voting or investment power — this would be even more cumbersome and we believe it would be equally unhelpful as a disclosure matter.

Further, it would be unduly burdensome for Premier to compile and disclose this information and maintain it over the expected life of the registration statement. There are currently over 90 selling stockholders listed in the Form S-3. Over time, that number is expected to grow to almost 180 selling stockholders. Pursuant to the registration rights agreement that requires Premier to file and maintain the registration statement on behalf of the selling stockholders, Premier is required to update the selling stockholder table each quarter over the next seven years as new selling stockholders are identified and/or ownership levels change. As previously mentioned, the persons holding the relevant positions are likely to change over time and, presumably, will change multiple times for many of the named selling stockholders. Maintaining the names of these individuals for disclosure each quarter for the next seven years would be a significant undertaking for Premier for approximately 180 selling stockholders.

We also believe that our current disclosure is consistent with analogous precedent in relation to this issue.

For these reasons, Premier respectfully submits that it should not be necessary to add the referenced information in the disclosure regarding selling stockholders.

*  *  *  *  *  *  *

Premier acknowledges:

•	it is aware of its obligations under the Securities Act of 1933;

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Premier from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	Premier may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Jerard Gibson

U.S. Securities Exchange Commission

October 22, 2014

Please do not hesitate to call me at 704-816-6560, or in my absence, Andrew A. Gerber, Vice President-Legal of Premier at 704-816-5556 with any questions regarding the foregoing.

Very truly yours,

/s/ Jeffrey W. Lemkin

Jeffrey W. Lemkin

General Counsel

Cc:	Susan D. Devore, President and Chief Executive Officer
Craig S. McKasson, Chief Financial Officer
Andrew A. Gerber, VP Legal Services
David L. Klatsky, McDermott Will & Emery LLP